
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW


03024504

SUPPL

4 July 2003

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

Dear Sir/Madam

I enclose a copy of a Company Announcement releas 1 today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH. D.C. 155 SECTION

dlw 7/14

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	**2.** Name of director Mr J K Banyard
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr J K Banyard
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary *Re-investment of dividend in Single Company PEP*

7. Number of shares/amount of stock acquired 26	**8.** Percentage of issued class 0.0000075%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
11. Class of security Ordinary shares of 65 5/19 pence each	**12.** Price per share £6.91	**13.** Date of transaction 1 July 2003	**14.** Date company informed 3 July 2003

15. Total holding following this notification 22,984	**16.** Total percentage holding of issued class following this notification 0.0067%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification
Peter P Davies (Company Secretary)

Date of notification _____ 4 July 2003 _________

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority

www.severntrent.com